Mail Stop 3010

June 30, 2009

VIA USMAIL and FAX (561) 422 - 4160

Mr. Alan B. Levin
Chief Financial Officer
National Holdings Corporation
1200 North Federal Highway, Suite 400
Boca Raton, Florida 33432

> **Re:** **National Holdings Corporation**
> **Form 10-K for the year ended 9/30/2008**
> **Filed on 12/29/2008**
> **Form 10-Q for the periods ended 12/31/2008 and 3/31/2009**
> **Filed on 2/17/2009 and 5/15/2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on 1/28/2009**
> **File No. 001-12629**

Dear Mr. Alan B. Levin:

We have reviewed your response letter dated May 22, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

Financial Statements and Notes

Fair Value

1.   We have considered your response to comment 9.   Your response only discusses the reporting requirements under SFAS 157 for your non-marketable securities owned. Your balance sheet indicates other assets and liabilities (i.e. marketable securities owned and securities sold, but not yet purchased) that would fall within the scope of SFAS 157. In future filings, please comply with the disclosure requirements outlined in paragraphs 32 – 35 of SFAS 157.

Certifications

2.   We note your response to comment 10 and will review your amended 10-K and 10-Q for compliance with our previously issued comment.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON JANUARY 28, 2009

Compensation Discussion and Analysis, page 13

Brokerage Commissions, page 15

3.   We note your response to prior comment 11. Please clarify whether the percentages shown in the table reflect the percentage of total salary attributed to commissions or whether the amounts shown are the commission percentages earned by each person.

Summary Compensation Table, page 18

4.   We note your response to comment 13 of our letter. In response to our comment, you state that you will expand the disclosure in footnote 3 to clarify that perquisites are included under "Other Compensation." Please confirm to us that you will also identify and describe all material perquisites, as required by Item 402(o)(7) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551 - 3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief